[LETTERHEAD OF WALLER CAPITAL CORPORATION]



         March 11, 1996



         Mr. Michael K. Menerey
         Chief Financial Officer
         Falcon Holding Group, L.P.
         474 So. Raymond Avenue
         Suite 200
         Pasadena, CA  91105

         Dear Mike:

         Reference is made to the Fee Agreement between Falcon Holding Group, L.P. ("FHGLP") and Waller Capital Corporation ("Waller Capital") whereby FHGLP wishes to determine the appraised value of the cable systems ("Cable Systems") owned by Falcon Cable Systems, a California Limited Partnership ("Falcon"), of which FHGLP is the general partner. The following discusses the method of appraisal, limiting factors and the results of the appraisal performed by Waller Capital pursuant to Section II(i) of the Waller Fee Agreement.

         The Falcon cable systems are comprised of seven regions in two states referred to by Falcon as Gilroy, Tulare, Hesperia, and San Louis Obispo in California and Coos Bay, Dallas and Central Oregon all located in Oregon (the "Regions"). The general methodology of the appraisal is to evaluate the Discounted Cash Flow ("DCF") stream generated by each Region over a ten-year period (fiscal 1996 to 2005) by applying relevant market and economic factors.

         Ten-year projections have been prepared by Waller Capital as part of the DCF analysis. Developing projections required a general understanding of each Region's current business and future plans. This understanding was obtained through a review of: i) each Regions' December 31, 1995 fiscal year-end unaudited financial statements; ii) Falcon's 1993 and 1994 unaudited regional and audited consolidated financial state-ments; iii) other operating and subscriber data including pro-jections; iv) demographic data as it relates to the service areas of the Regions; and (v) the Cable Systems as a result of on site due diligence.

         Projections for the years 1996 to 2005 were made by Waller Capital based upon each Regions' 1995 unaudited financial statements which we believe to be generally reasonable. The general expense structure of the Systems was projected according to market and inflationary factors as it was judged to be efficient. In addition, specific adjustment was made for partnership expenses, as determined by Waller Capital, which are not allowed back to each Region by FHGLP.

         A sale is assumed to occur in the tenth year (2005) of the DCF model. The cash flow sales multiples selected reflect the long-term prospects for cash flow growth and the cash flow quality. The multiples



         Mr. Michael K. Menerey
         March 11, 1996
         Page Two



         selected also account for the presumed technical condition of each Region at the time of sale. The multiples selected are applied against the full tenth-year of each Regions' cash flow.

         Waller Capital's analysis was further supported by comparable system sales. Waller Capital examined specific transactions to determine if an appropriate multiple of cash flow could be derived from current market information. Waller Capital examined multiples from announced and completed cable television transactions for the twelve months preceding Decem-ber 31, 1995 relying upon data from transactions executed by Waller Capital, from Paul Kagan Associates, Inc., and general industry information. However, comparable sales data is dif-ficult to generalize from because of the variability of factors such as system size, growth prospects, penetration, location, demographics, technical system condition and franchise terms, which are often not publicly available. Given these limita-tions, Waller Capital is of the opinion that comparable sales data offers only an approximation of fair market value.

         The value assigned by Waller Capital for each Region is as follows:

                      ADJ. CASH                APPRAISED  CASH FLOW  VALUE PER
         REGION      FLOW(000s)1 SUBSCRIBERS1    VALUE    MULTIPLE  SUBSCRIBER
         ------      ----------- ------------ ----------  --------- ----------

         Gilroy, CA     $6,898     33,073    $57,640,720    8.4x     $1,743

         Hesperia, CA    3,767     18,513     28,865,947    7.7x      1,559

         San Louis       2,221     15,635     21,988,550    9.9x      1,406
         Obispo, CA

         Tulare, CA      2,796     15,249     22,269,159    8.0x      1,460

         Coos Bay,       4,252     21,847     35,486,280    8.3x      1,624
         OR

         Dallas, OR      3,304     16,928     27,257,132    8.2x      1,610

         Central         2,429     14,225     20,164,654    8.3x      1,418
         Oregon, OR

         TOTAL         $25,667    135,470    213,672,442    8.33x    $1,577



         -----------------------
         1    FYE 1995 (Cash Flows adjusted for unallocated partnership
         expenses as determined by Waller Capital)



         Mr. Michael K. Menerey
         March 11, 1996
         Page Three


         The cash flow multiple is the appraised value divided by the adjusted operating cash flow (adjusted to reflect unallocated partnership expenses as determined by Waller Capital) and the value per subscriber is the appraised value divided by December 31, 1995 basic subscribers. The total values reflect the simple addition of the values and results of each Region.
         Given the geographic diversity of the Cable Systems and the diverse group of logical potential purchasers, no incremental value was attributed to the possible sale of the consolidated entity.

         Waller Capital is preparing a presentation of the detailed analysis which supports the appraised values and includes the Discounted Cash Flow analysis from which these results were derived.

         If there are any questions or comments please feel free to contact me.

         Best regards,

         /s/ Joseph P. Duggan

         Joseph P. Duggan
         Vice President